                             UNITED STATES            --------------------------
                  SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                        WASHINGTON, D.C. 20549
                                                      OMB Number:3235-0145
                                                      Expires: December 31, 2005
                                  SCHEDULE 13D        Estimated average burden
                                                      hours per response......11
                                                      --------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                               CRITICAL PATH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22674 V100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Matthew Hobart
                              c/o Vectis Group, LLC
                              117 Greenwich Street
                         San Francisco, California 94111
                                  415-541-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                             Michael Movsovich, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                               New York, NY 10022
                                  212 446-4800

                               February 4, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

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--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 2 of 11 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                               Vectis CP Holdings, LLC ("VCPH")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                             AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     1,744,332 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                                     -
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   1,744,332 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                                       -
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              1,744,332 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        7.62%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 2 of 11 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 3 of 11 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                           Vectis-K1 LLC ("K1")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)-
                                                                             AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                       320,387 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                                     -
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                     320,387 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                                       -
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                320,387 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         1.40%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 3 of 11 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 4 of 11 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                        Vectis Group, LLC ("VG")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                             WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     2,180,969 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                                     -
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   2,180,969 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                                      -
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              2,180,969 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       9.53%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------
* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 4 of 11 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 5 of 11 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                                 Matthew Hobart
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                         WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                      2,315,894 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                                     -
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                    2,315,894 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                                       -
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              2,315,894 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         10.12%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             IN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 5 of 11 Pages

         This Amendment Number 2 to Schedule 13D is filed by Vectis CP Holdings, LLC, a Delaware limited liability company ("VPCH"), Vectis-K1, LLC, a Delaware limited liability company ("K1"), Vectis Group, LLC, a Delaware limited liability company ("VG") and Matthew Hobart, an individual ("Hobart" and, collectively with VPCH, K1 and VG, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the
Schedule 13D dated August 8, 2003, filed by the Reporting Persons and Peter Keller ("Keller") (the "Initial Schedule 13D"), as amended by the Amendment Number 1 to Schedule 13D flied August 8, 2003 (the "Amended Schedule 13D"). This Amendment No. 2 to Schedule 13D hereby amends and supplements the Initial
Schedule 13D and the Amended Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D and the Amended Schedule 13D.

                               Page 6 of 11 Pages

  ITEM 2.      IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment Number 2 to Schedule 13D on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit 1.

         (b)-(c), (f)

         VCPH is a Delaware limited liability company. The principal business of VCPH is that of a private investment limited liability company. The sole managing member of VCPH is VG.

         K1 is a Delaware limited liability company. The principal business of K1 is that of a private investment limited liability company. The sole managing member of K1 is VG.

         VG is a Delaware limited liability company. The principal business of VG is that of acting as the sole managing member of each of VCPH and K1. VG is managed by Hobart.

         Hobart, a managing member of VG, is a citizen of the United States and his principal occupation is Vice President, Corporate Development of the Issuer.

         The principal business and principal office address of VCPH, K1, VG and Hobart is: c/o Vectis Group, LLC, 117 Greenwich Street, San Francisco, California 94111.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. See Item 5 for a description of the beneficial ownership of the securities of the Issuer held by each Reporting Person.

         VCPH, K1 and VG are Delaware limited liability companies which are in the business of making investments in companies such as the Issuer. The funds for VCPH's, K1's and VG's acquisition of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock") were provided by VG from its working capital.

         The options to purchase shares of Common Stock and the shares of Common Stock of Hobart are held for the account of Hobart personally and have been acquired with Hobart's personal funds.

         The securities of the Issuer held by each of the Reporting Persons have been acquired for investment purposes.



                                  Page 7 of 11 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

VPCH, K1, VG and Hobart, along with Peter Kellner, previously filed with the Securities and Exchange Commission the Initial Schedule 13D and the Amended
Schedule 13D, to report the ownership of VPCH, K1, VG and Hobart, along with Peter Kellner. Kellner, Hobart and William E. McGlashan, Jr. are parties to the limited liability company agreement of VG, which itself is a party to the limited liability agreement of VPCH and the limited liability agreement of K1. These agreements set forth certain terms and provisions governing the beneficial ownership of securities of the Issuer by VPCH, K1 and VG.

At the time of the filing of the Amended Schedule 13D, Kellner and Hobart constituted the managing members of VG. Since that time, Kellner has resigned as a managing director of VG and is no longer deemed to beneficially own the shares held by VPCH, K1 and VG. Due to this resignation, the Reporting Persons have decided to file this second amendment to Schedule 13D to reflect Kellner's resignation and the resulting change in beneficial ownership of securities of the Issuer.

The Reporting Persons continue to hold the securities of the Issuer for investment purposes only and have no present intention of changing or influencing the control of the Issuer.

Except for the agreements described above, in the Initial Schedule 13D or the Amended Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


                                  Page 8 of 11 pages

        ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                                Not Applicable.




                              Page 9 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2004






                                                 VECTIS GROUP, LLC


                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS-K1, LLC


                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS CP HOLDINGS, LLC
                                                 BY: VECTIS GROUP, LLC,
                                                 ITS MANAGING MEMBER


                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 MATTHEW HOBART


                                                 Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart

                               Page 10 of 11 Pages

                                    EXHIBIT 1

                       SCHEDULE 13D JOINT FILING AGREEMENT

         In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: February 4, 2004

                                                 VECTIS GROUP, LLC

                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS-K1, LLC

                                                 BY: VECTIS GROUP, LLC,
                                                 ITS MANAGING MEMBER

                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS CP HOLDINGS, LLC
                                                 BY: VECTIS GROUP, LLC,
                                                 ITS MANAGING MEMBER

                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 MATTHEW HOBART

                                                 /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart





                              Page 11 of 11 pages